Exhibit 1.02

CONFLICT MINERALS REPORT
The Securities and Exchange Commission (“SEC”) adopted Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule requires SEC registrants to annually disclose columbite-tantalite, cassiterite, gold, and wolframite or their derivatives (“conflict minerals”) that are necessary to the functionality or production of their products that they manufacture or contract to manufacture (the “Covered Conflict Minerals”) and whether those minerals originated from the Democratic Republic of the Congo (“DRC”) or an adjoining country including Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (collectively, the “Covered Countries”).
If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a Conflict Minerals Report (“CMR”) that includes a description of those due diligence measures, if required by the Rule.
In accordance with the Rule, L Brands, Inc. (“we” or “the Company”) is filing this Conflict Minerals Report because, while we have made progress in the execution of our conflict minerals program, additional work is necessary to determine with reasonable assurance whether or not the Covered Conflict Minerals in our products originated from the Covered Countries or were from recycled or scrap sources. This Conflict Minerals Report describes our inquiry and the results of the inquiry, along with our due diligence process on the source and chain of custody for certain of our products, for the calendar year ended December 31, 2013.
Forward-Looking Statements
We caution that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Conflict Minerals Report that are not historical facts, including future plans related to sourcing, involve risks and uncertainties and are subject to change based on various factors. Among the factors that could cause actual results to differ materially are: changes in product categories, extension of existing product lines, addition of new brands, changes in our selected suppliers, changes in our suppliers’ supply chain, acquisitions, changes to materials used, changes in product design, as well as the risks and uncertainties set forth in “Item 1A. Risk Factors” in our 2013 Annual Report on Form 10-K. We are not under any obligation and do not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this Conflict Minerals Report to reflect circumstances existing after the date of this report or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.
Company Overview
We operate in the specialty retail business focusing on women’s intimate and other apparel, beauty and personal care products and accessories. Our products include lingerie; apparel; personal care products including shower gels, lotions, fine fragrance, soaps and sanitizers; home fragrance and accessories. We sell our merchandise through company-owned specialty retail stores in the United States (“U.S.”), Canada and the United Kingdom, which are primarily mall-based, and through websites, catalogue and international franchise, license and wholesale partners.
Supply Chain
During 2013, we purchased merchandise from approximately 900 suppliers located throughout the world. Our personal care and home fragrance products are manufactured primarily in the U.S. and our women’s intimate and other apparel and accessories products are manufactured primarily in Asia. No supplier provided 10% or more of our merchandise purchases. As a retailer, we do not own or operate any manufacturing facilities and, as a result, we contract to manufacture our products. We do not directly source conflict minerals from mines, smelters, or refiners and are many levels removed from these upstream activities and the parties that are involved in mineral sourcing. Our suppliers utilize a number of their own suppliers to manufacture our products. As such, we and our suppliers often have difficulty identifying upstream parties in these supply chains. Despite these challenges, through the efforts described in this Conflict Minerals Report, we seek to ensure compliance with the Rule and to maintain sourcing practices consistent with our Conflict Minerals Policy.

Conflict Minerals Policy
The Company has adopted a Conflict Minerals Policy which prohibits our suppliers from using conflict minerals which may directly or indirectly finance or benefit armed groups in the Covered Countries.

Our Conflict Minerals Policy is available on our website at www.lb.com.
Description of Reasonable Country-of-Origin Inquiry
As required by the Rule, we completed a reasonable country-of-origin inquiry with respect to the Covered Conflict Minerals. The inquiry included the following steps:

1.
We developed a comprehensive list of product suppliers and product categories by extracting data from applicable in-house systems for products manufactured and shipped by our suppliers in the calendar year ended December 31, 2013.

2.
Certain members of our program team are subject-matter experts on the materials and ingredients utilized in our products and their manufacture. These program team members performed a detailed review of the categories of products. Based on their review and the definitions of “contract to manufacture” and “necessary to the functionality or production” as stated in the Rule, we developed a list of our suppliers that manufacture or contract to manufacture product categories that could contain conflict minerals that are necessary for their function or production (“in-scope suppliers”).

3.	We sent each of the in-scope suppliers the following:

•
A blank conflict-minerals disclosure form requesting information at the component or ingredient level. We modeled our form after the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC / GeSI”) Conflict Minerals Reporting Template;

•	Detailed instructions for completing the disclosure form;

•	Additional explanatory documentation about conflict minerals; and

•	An invitation to training sessions.

4.
We provided training sessions and training materials to the in-scope suppliers to ensure that they understood not only what was being required of them, but also why their partnership in providing the information is so important. During the training sessions and in the training materials, we explained that we would review each supplier’s completed disclosure form and, as necessary, request additional information to ascertain that their supply-chain investigations were performed reasonably and in good faith.

5.
We directed each of the in-scope suppliers to collect information from their own suppliers regarding the origins of conflict minerals utilized in the manufacture of our product. We instructed our in-scope suppliers to work with their suppliers, as applicable, to identify the origins of conflict minerals in our products.

6.
We reviewed each in-scope supplier’s returned disclosure form for completeness. We asked our in-scope suppliers to provide clarification, fully complete open questions and, if necessary, submit a revised disclosure.

7.	We informed the in-scope suppliers that, in the event of any continued lack of cooperation, we would escalate the issue to our sourcing team for further discussion.
Our inquiry, as described above, was reasonably designed to determine whether or not Covered Conflict Minerals in our products originated in the Covered Countries or were from recycled or scrap sources. We had a supplier response rate of over 90%; however, many suppliers were unable to provide smelter information due to the challenges of tracking a multi-tier supply chain.

Based on our reasonable country-of-origin inquiry, we are unable to determine the specific countries of origin due to insufficient information. Additional inquiry needs to be completed in order for us to reasonably determine the countries of origin of the Covered Conflict Minerals in our products.

PART I. DUE DILIGENCE
We have developed a due diligence framework which will be conducted as needed on the source and chain of custody of any Covered Conflict Minerals in certain of our products based upon the results of our reasonable country-of-origin inquiry. We will conduct due diligence if we were unable to determine with confidence that the Covered Conflict Minerals did not originate in the Covered Countries and did not come from recycled or scrap resources.
Due Diligence Design
We designed our program in material conformance with the Organisation for Economic Co-operation and Development’s (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition, 2013). Our conflict minerals due diligence is an on-going process.
Due Diligence Performed
In accordance with our program design, we completed the following:
Step 1: Establish Strong Company Management Systems

•	We established a Conflict Minerals Policy.

•
We developed a training program and communication approach in order to educate our supply base and stress the importance of compliance with our Conflict Minerals Policy. Starting in 2013, we invited our suppliers and our associates involved in product sourcing, design, quality and regulatory compliance to attend training sessions in order to raise awareness about the Rule and its impact to our supply chain. These training sessions provided an overview of the Rule, our Conflict Minerals Policy, as well as an overview of our compliance program addressing the Rule. We emphasized in our training sessions our requirement for our suppliers to collect information about the origins of any conflict minerals in our products that they supply. Additionally, we provided our in-scope suppliers with the written training materials from these sessions. In 2014, we will offer annual refresher training to our suppliers and the associates who influence the design and sourcing of relevant products.

•	We added language to our supplier contracts and other supply-chain guideline documents to specifically address our Conflict Minerals Policy and the Rule.

•	We established the following multi-level, cross-functional governance structure starting in 2012 to monitor developments and provide ongoing management of our conflict minerals program:

•	Executive Committee: Provides guidance related to matters of Conflict Minerals Policy and other matters.

•	Steering Committee: Provides guidance related to the design and execution of our conflict minerals program.

•	Program Team: Meets regularly to review program status and to provide continuous feedback on the execution of our program.

Step 2: Identify and Assess Risk in the Supply Chain

•
We sent conflict minerals disclosure forms to the in-scope suppliers as part of our reasonable country-of-origin inquiry that included questions focused on establishing the source and chain of custody. As discussed above, additional inquiry is required.

•	We have committed to a plan to identify “red flags” in our suppliers’ disclosure form responses.
Step 3: Design and Implement a Strategy to Respond to Identified Risks

•	We are committed to developing and executing a risk mitigation plan approved by the Executive Committee.
Step 4: Carry Out Independent Third-party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

•
We will become a member of the Conflict-Free Sourcing Initiative (“CFSI”) and will utilize the information that they have made available concerning independent third-party audits of smelters and refiners.

Step 5: Report on Supply Chain Due Diligence

•	We filed this Conflict Minerals Report for the calendar year ended December 31, 2013 with the SEC as Exhibit 1.02 to the Form SD on June 2, 2014.

Other Required Disclosures
Facilities Used to Process Conflict Minerals
The smelter information received from our suppliers was, in some cases, incomplete or was, in other cases, insufficient to enable us to validate that the conflict minerals from those smelters were utilized in our products. Therefore, we will not include specific smelter information in this report.
Country of Origin
Based on the inquiry and due diligence processes we performed, as described above, we were unable to determine with confidence the origins of the Covered Conflict Minerals used in certain of our products.
Efforts to Identify the Mine or Location of Origin of the Conflict Minerals
Our reasonable country-of-origin inquiry and due diligence process described above represent our best efforts to identify the mine or location of origin for the Covered Conflict Minerals contained in our products for 2013. We plan to continue to work with our suppliers to improve the quality of information we can provide in the future.
Steps Being Taken to Mitigate Risks and to Improve Due Diligence
In order to improve our due diligence for future disclosure years, we plan to:

•	Become a member of CFSI and to collaborate with other industry groups.

•	Offer annual refresher training to our suppliers and the associates who influence the design and sourcing of relevant products.

•
Partner closely with our finished goods suppliers, component and raw material sub-suppliers, sourcing teams and design associates to ensure that any conflict minerals used in our products are sourced only from smelters or refiners that either are conflict-free or are from recycled or scrap sources.